

November 18, 2014

<u>Via E-mail</u>
Anthony J. Restel
Chief Financial Officer
Iberiabank Corporation
200 West Congress Street
Lafayette, LA 70501

      Re: **Iberiabank Corporation**
              Form 10-K for Fiscal Period Ended December 31, 2013
              Filed February 28, 2014
              File No. 000-25756

Dear Mr. Restel:

     We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John P. Nolan

                         John P. Nolan
                         Senior Assistant Chief Accountant